SUB-ITEM 77C:
Matters submitted to a vote of security holders

At a special meeting of shareholders of the Jacob Micro Cap Growth Fund and the Jacob Small Cap Growth Fund II held on November 9, 2012, the shareholders voted on the proposals below.  A description of the proposals and the shares voted in favor, shares voted against and shares abstaining with respect to the proposals were as follows:

Proposal 1:  To approve an Agreement and Plan of Reorganization and Termination providing for the (i) transfer of the assets of the Jacob Micro Cap Growth Fund series of Jacob Funds II to the Jacob Micro Cap Growth Fund series of Jacob Funds Inc., in exchange solely for shares of the designated classes of common stock of the Jacob Micro Cap Growth Fund series of Jacob Funds Inc. and the latter’s assumption of the transferor’s liabilities, and (ii) distribution of the shares of the designated classes of the Jacob Micro Cap Growth Fund series of Jacob Funds Inc. pro rata to shareholders in connection with the liquidation of the Jacob Micro Cap Growth Fund series of Jacob Funds II.

Jacob Micro Cap Growth Fund
Shares Voted For	Shares Voted Against	Shares Voted Abstain
1,999,404	4,778	5,967

Proposal 2:  To approve an Agreement and Plan of Reorganization and Termination providing for the (i) transfer of the assets of the Jacob Small Cap Growth Fund II series of Jacob Funds II to the Jacob Small Cap Growth Fund series of Jacob Funds Inc., in exchange solely for shares of the designated classes of common stock of the Jacob Small Cap Growth Fund series of Jacob Funds Inc. and the latter’s assumption of the transferor’s liabilities, and (ii) distribution of the shares of the designated classes of the Jacob Small Cap Growth Fund series of Jacob Funds Inc. pro rata to shareholders in connection with the liquidation of the Jacob Small Cap Growth Fund II series of Jacob Funds II.

Jacob Small Cap Growth Fund II
Shares Voted For	Shares Voted Against	Shares Voted Abstain
244,989	3,983	15,799